FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 7, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	(for past years)	Form 40-F	X	(commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release dated June 26, 2002 announcing Company presentations at the Therapeutic Vaccine European Congress 2002 in London and at the Second Annual Cancer Vaccines Conference in San Diego	3

Press Release dated July 22, 2002 announcing report of the Data Safety Monitoring Board, after review of safety data of BLP25 Vaccine Phase II Study	5

Press Release dated August 2, 2002 announcing the Company’s second quarter financial results and those for the six-months ended June 30, 2002	7

Exhibits: reference is made to the Exhibit Index annexed hereto on page 15 and made a part hereof

Signatures	14

Exhibit Index	15

News Release
For Immediate Release

BIOMIRA TO PRESENT AT THE
THERAPEUTIC VACCINES EUROPEAN CONGRESS 2002

Company to also Present at the 2nd Annual Cancer Vaccines Conference in San Diego

EDMONTON, ALBERTA, CANADA — June 26, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that a Company representative will present at the Therapeutic Vaccine European Congress 2002, London, England. The Congress will focus on therapeutic vaccines and will assess the market potential and define the critical steps towards profitability for companies working in this field.

Guy Ely, MD, Vice President, Clinical and Regulatory Affairs, will provide insight on Biomira’s therapeutic vaccine program in a presentation titled “THERATOPE® Vaccine—A Case Study of the Journey from Bench Top to the Final Phase of Clinical Testing,” on Friday, June 28, 2002.

“We are pleased to share our many years of experience in developing cancer vaccines. We believe these treatments may offer an effective way to manage cancer without the side effects of conventional treatment,” said Dr. Ely. “Biomira believes that its experience in bringing novel cancer vaccines into late stage testing may be valuable to anyone interested in this therapeutic approach to cancer.”

In addition, Biomira will be presenting at the 2nd Annual Cancer Vaccines Conference in San Diego on Thursday, June 27. Robert Aubrey, Vice President of Marketing and Business Development will provide an in-depth presentation on forming strategic partnerships for the development of cancer vaccines. His presentation is titled “Developing Strategic Partnerships for the Development of Cancer Vaccines.” Joanne Parker, PhD, also of Biomira, is chairing the conference. In May 2001, Biomira entered into a collaboration with Merck KGaA of Darmstadt, Germany, to develop both of Biomira’s two lead product candidates, THERATOPE® and BLP25 vaccines.

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Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson	Media Contact:
Manager Public Relations and Special Assistant 780 490-2818	Brad Miles, BMC Communications 212 477-9007 X17

Jane Tulloch Director, Investor Relations 780 490-2812

     # # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

News Release
For Immediate Release

DATA SAFETY MONITORING BOARD REVIEWS SAFETY DATA
OF BLP25 VACCINE PHASE IIB STUDY

EDMONTON, ALBERTA, CANADA — July 22, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that an independent Data Safety Monitoring Board (DSMB) has reviewed safety data from the first 100 patients enrolled in its Phase IIb non-small cell lung cancer (NSCLC) trial with the BLP25 vaccine who had passed the primary treatment period. The DSMB, comprised of experts in oncology who are not affiliated with the trial, recommended that the study continue as planned.

“We are encouraged by the news from the DSMB. This is yet a further milestone as this BLP25 vaccine study moves forward,” commented Alex McPherson, MD, PhD, President and CEO of Biomira. “In this trial, our investigational therapy has not raised any safety concerns that would cause the DSMB to recommend changes to the trial and this strengthens our confidence as we move toward the development of a second experimental therapeutic vaccine. If this trial meets its endpoints we will consider what further studies might be needed to support a registration program.”

The Phase IIb randomized controlled study includes patients at 13 sites in Canada and four sites in the United Kingdom. The objectives of the trial are to measure the safety and potential survival benefit of BLP25 vaccine in patients with non-small cell lung cancer. Secondary endpoints of the trial are quality of life and immune response. All efficacy data remain fully blinded until the analysis is initiated. The analysis is event driven and the timing of the analysis is dependent on when clinical events occur.

About Lung Cancer

Lung cancer is the leading cause of cancer-related mortality for both sexes in North America. The American Cancer Society estimates there will be 169,400 new cases of lung cancer in the United States in 2002. NSCLC accounts for approximately 75 to 80 per cent of primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

Merck KGaA

Biomira’s collaborator for BLP25 vaccine and THERATOPE® vaccine, currently under investigation for metastatic breast cancer, is Merck KGaA, of Darmstadt, Germany. Merck KGaA was founded in 1668 and is represented worldwide by more than 200 companies in 55 countries employing 34,000 people.

- more -

The oncology portfolio of Merck KGaA is based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the co-promotion agreement with Biomira, Merck KGaA will co-promote the THERATOPE® and BLP25 vaccines in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson Manager Public Relations & Special Assistant 780 490-2818	Media Contact: Brad Miles, BMC Communications 212 477-9007 X17

Jane Tulloch Director, Investor Relations 780 490-2812

If you are receiving duplicate news releases or would like to be added to or removed from Biomira’s distribution lists, please contact the Investor Relations department at: 1-877-234-0444 (277) / ir@biomira.com / Fax: 780-450-4772

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, data evaluations and regulatory applications, the safety and efficacy of products or the availability of capital. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

News Release
For Immediate Release

BIOMIRA INC. ANNOUNCES 2nd QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — August 02, 2002 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the six months ended June 30, 2002. Results are reported in Canadian dollars with a June 30, 2002 rate of $1.00 Canadian equaling $0.66 U.S.

Financial results for the six months ended June 30, 2002 reflect a consolidated net loss from operations of $15.4 million or $0.34 per share compared to $22.9 million or $0.45 per share, for the same period in 2001. The decreased loss in 2002 is due to an $8.6 million reduction in gross research and development expenditures offset by $1.1 million in market development costs.

Contract research and development revenues for the six months ended June 30, 2002 totaled $1.9 million compared to $1.7 million for the same period in 2001 and represent research and development funding received from Merck KGaA related to Biomira’s lead programs involving THERATOPE® and BLP25 vaccines. Licensing revenues from collaborative arrangements of $0.53 million compared to $0.18 million for the same period in 2001 represent the amortization of upfront payments received from Merck KGaA upon commencement of the Biomira/Merck KGaA collaboration.

Research and development expenditures for the six months ended June 30, 2002 totaled $13.7 million compared to $22.3 million for the same period in 2001. The decrease in research and development expenditures is attributable to the winding down of the THERATOPE® vaccine Phase III trial and the suspension of the autologous vaccine and Liposomal Interleukin-2 (L-IL-2) programs. Market and business development expenditures of $1.1 million result from costs associated with both the development of Biomira’s internal marketing capabilities and with pre-launch activities related to the potential world wide commercialization of THERATOPE® vaccine.

Biomira’s financial reserves include $60.1 million in cash and short-term investments as at June 30, 2002. During the second quarter, the Company made interest and principal repayments of $4.3 million under the terms of its existing convertible debentures. To date, the convertible debenture repayments have been in cash rather than in common shares. In addition, the Company drew down $1.6 million under its existing equity line agreement in the second quarter in order to partially offset the cash required for the convertible debenture repayments. Approximately 3.3 million shares are still available for issuance under the terms of the equity line agreement.

-more-

Biomira announced in May, 2002, that it has put in place a U.S. $150 million shelf registration. The purpose of putting the shelf registration in place was to ensure mechanisms are available to allow the Company to take advantage of favourable financing opportunities, should they arise and to do so in a timely manner.

As Biomira moves towards commercialization of its lead product candidate, it is important to have the appropriate cash available to respond to potential marketing requirements. Biomira also has to ensure adequate funding is available for future pipeline and product candidate development.

The highlight of the second quarter was the Annual General Meeting (AGM) of Shareholders held in Toronto on May 22, 2002. The Company outlined projected milestones for THERATOPE® vaccine and other product candidate advancements.

The final analysis for THERATOPE® vaccine in metastatic breast cancer is expected to commence in the fourth quarter of 2003 with an interim analysis set to commence in the third quarter of 2002. Both analyses are event driven.

Although the trial was designed to show the strongest data at the final analysis, extensive scenario planning for the interim analysis has occurred. The interim analysis is expected to be initiated in this quarter. The three most conceivable scenarios for the interim analysis are: 1) continue the trial to final analysis; 2) discuss the available interim data with the North American and European regulatory authorities to determine if there is an opportunity for an early marketing application if the data are compelling; and 3) which is unlikely, halt the trial if it is determined that THERATOPE® vaccine causes safety concerns or the patients on the vaccine arm are disadvantaged in comparison to the control arm.

“While we certainly hope that the outcome of the interim analysis will lead to discussion with regulatory authorities,” said Alex McPherson, MD, PhD, President and CEO of Biomira, “we will not speculate on the results of the interim analysis. That being said, the collaboration team is gearing up to be in a position to meet all currently envisioned scenarios, including the opportunity for an early marketing application.”

“We are confident that we have designed a well-controlled and extensive trial, which will yield robust data,” added Dr. McPherson. “If the product candidate works in this patient population, we expect that this trial will confirm that.”

A Phase II pilot study using THERATOPE® vaccine, currently enrolling 20 colorectal cancer patients is ongoing at the Cross Cancer Institute in Edmonton, Alberta, and is expected to complete enrolment by year end.

Biomira and Merck KGaA are considering initiating smaller trials for THERATOPE® vaccine in other settings in the months to come.

-more-

BLP25 Vaccine: Enrolment continues in a 166-patient randomized and controlled study utilizing BLP25 vaccine in patients with metastatic non-small cell lung cancer (NSCLC). Patients are being enrolled in both Canada and the United Kingdom. The trial endpoints are safety, survival and quality of life. The trial is expected to complete enrolment by the end of 2002. A DSMB review of safety data from the first 100 patients was recently announced, with the recommendation to continue the trial without modification.

BLP25 vaccine is also being tested in a Phase II pilot study in patients with prostate cancer. The purpose of the trial is to determine whether BLP25 vaccine can affect the serum marker prostate specific antigen (PSA). The study will follow patients to see if PSA levels, usually indicative of growing cancer, can be reduced or stabilized.

2002 Corporate Goals

The corporate goals outlined at the AGM were:

•	Complete the DSMB review of the first 100 patients following eight weeks of treatment on the BLP25 vaccine NSCLC trial. (This was completed in July of this year.)

•	Initiate interim analysis for THERATOPE® vaccine Phase III trial. (This is on track to commence in the third quarter 2002.)

•	Complete enrolment in the THERATOPE® vaccine Phase II pilot study in colorectal cancer, the BLP25 vaccine Phase IIb study in NSCLC and the Phase II pilot study in prostate cancer. (All of these trials are on track to complete enrolment prior to the end of 2002.)

Table to Follow

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
 (Canadian dollars, in thousands, except number of shares)

	June 30, 2002	December 31, 2001

	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$13,221	$22,789
Short-term investments	46,904	62,343
Accounts receivable	1,094	1,386
Prepaid expenses	795	469

	62,014	86,987
Capital assets (net)	1,827	2,202

	$63,841	$89,189

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,529	$13,999
Accrued interest on convertible debentures	54	245
Current portion of deferred revenue	1,053	1,053
Current portion of capital lease obligation	191	233

	10,827	15,530
Deferred revenue	8,252	8,778
Capital lease obligation	194	263
Class A preference shares	30	30

	19,303	24,601
SHAREHOLDERS’ EQUITY
Share capital	326,322	323,597
Convertible debentures	17,471	22,206
Contributed surplus	8,901	8,901
Deficit	(308,156)	(290,116)

	44,538	64,588

	$63,841	$89,189

Common Shares Issued and Outstanding	52,981,898	52,376,536

-more-

Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30

	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

REVENUE
Contract research and development	$947	$1,742	$1,939	$1,742
Licensing revenue from collaborative agreements	263	176	526	176
Licensing, royalties and other revenue	183	325	183	615

	1,393	2,243	2,648	2,533

EXPENSES
Research and development	7,114	11,295	13,693	22,290
General and administrative	2,139	2,592	3,853	4,211
Marketing and business development	172	—	1,066	—
Amortization of capital assets	257	302	500	587

	9,682	14,189	19,112	27,088

OPERATING LOSS	(8,289)	(11,946)	(16,464)	(24,555)
Investment and other income	481	976	1,134	1,800
Interest expense	(11)	(9)	(25)	(19)

LOSS BEFORE INCOME TAXES	(7,819)	(10,979)	(15,355)	(22,774)
Income tax provision	(9)	(28)	(46)	(121)

NET LOSS	(7,828)	(11,007)	(15,401)	(22,895)

BASIC AND DILUTED LOSS PER SHARE	$(0.18)	$(0.22)	$(0.34)	$(0.45)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,633	50,653	52,633	50,653

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30

	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(298,916)	$(263,080)	$(290,116)	$(251,192)
Net loss for the period	(7,828)	(11,007)	(15,401)	(22,895)
Accretion of convertible debentures	(1,264)	—	(2,228)	—
Interest and carrying charges on debentures	(148)	—	(411)	—

DEFICIT, END OF PERIOD	$(308,156)	$(274,087)	$(308,156)	$(274,087)

-more-

Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30

	(Unaudited)		(Unaudited)

	2002	2001	2002	2001

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(7,828)	$(11,007)	$(15,401)	$(22,895)
Add items not affecting cash:
Amortization of capital assets	257	302	500	587
Unrealized foreign exchange (gain) loss	146	401	146	400
Net change in non-cash balances from operations	(2,383)	10,120	(5,031)	10,355

	(9,808)	(184)	(19,786)	(11,553)
INVESTING
Decrease in short-term investments	2,856	10,350	15,439	13,048
Purchase of capital assets	(109)	(209)	(124)	(250)

	2,747	10,141	15,315	12,798
FINANCING
Proceeds on issue of common shares, net of issue costs	1,834	25,905	2,725	28,455
Financing costs of convertible debentures	—	—	(24)	—
Principal repayment of convertible debentures	(4,134)	—	(6,945)	—
Interest on convertible debentures	(194)	—	(595)	—
Repayment of capital lease obligation	(54)	(46)	(112)	(94)

	(2,548)	25,859	(4,951)	28,361
Effect of exchange rate fluctuations on cash and cash equivalents	(146)	(401)	(146)	(400)

(DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(9,755)	35,415	(9,568)	29,206
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,976	3,372	22,789	9,581

CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,221	$38,787	$13,221	$38,787

-more-

Biomira Company Contacts:

Edward Taylor	Jane Tulloch
Vice President Finance	Director Investor Relations
& Chief Financial Officer	(780) 490-2812
(780) 490-2806

Media Contact:
Brad Miles
President, BMC Communications
(212) 477-9007 x 17

If you are receiving duplicate news releases or would like to be added or removed from Biomira’s distribution lists, please contact the Investor Relations department at: 1-877-234-0444 (277) / ir@biomira.com / Fax: 780-450-4772

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and analyses of clinical trials, availability, or adequacy of financing, the sales and marketing of commercial products, the safety and efficacy of products or the likelihood and timing of regulatory approvals. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: August 7, 2002	By: /s/ Edward A. Taylor

Edward A. Taylor Vice President Finance

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the August 2, 2002 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the August 2, 2002 Press Release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002